SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s presentation to financial analysts re. France Telecom H1 2005 preliminary results.

2005 th to e released on Results

France Telecom H1 2005 preliminary results July, 28th 2005 H1 Definitive

Disclaimer

This presentation relates to France Telecom's preliminary results for the first half of 2005 which have been reviewed by France Telecom's board of directors but are still in the process of being reviewed by France Telecom's auditors. France Telecom's first half 2005 financial statements, which are expected to be published on September 30, 2005, may be impacted if certain significant events occur before such date.

This presentation contains forward-looking statements, in particular relating to France Telecom's outlook for 2005. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include the success of the FT 2005 plan, including the TOP LINE and TOP programs, and France Telecom's other strategic initiatives based on the integrated operator model as well as other financial and operating initiatives, changes in the competitive environment and the telecom market regulatory environment, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations.The forward-looking statements contained in this presentation speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

All information relating to France Telecom's 1H 2005 results, including historical information, is presented in accordance with International Financial Reporting Standards (IFRS) and is subject to additional specific risks and uncertainties relating to the possibility of changes in IFRS standards prior to December 31, 2005.

More detailed information on the potential risks that could affect France Telecom's financial results is found in the *Document de Référence* filed with the AMF and Form 20-F filed with the U.S. Securities and Exchange Commission.

2

Key messages H1 revenues H1 financial and TOP figures Consolidated Figures NExT first step 1

Agenda 2 3 4 5

Key messages

Strong operational momentum confirmed

,

Acceleration in Q205 vs Q105 as expected

Improvement of France Fixed line and Orange UK

under control

Opex

On track to deliver full year guidance

Convincing early indication of NExT implementation

Proforma        % chg +2.3% + 5.1%

Actual        %change + 4.5% + 6.2% + 49.9%

1H05 23,665 9,300 39.3% 51.3% 6,479 3,363 Pro-forma 1H04 23,139 8,847 38.2% 49.5% Actual 1H04 22,655 8,755 38.6% 50.4% 4,322 1,042

commercial On track to deliver 2005 objectives

Euros in millions Revenues Gross Operating Margin* As a        % of revenues G.O.M. rate beforeexpenses Operating Income Net Income, Group share

Key figures (1) * See glossary

Proforma        % chg +29.6%

Actual        %change 10.7% 7.2%

-

+ 31.1% -

1H05 2,713 11.5% 2,915 1H05 46,255 2.50x*** Orange, Wanadoo, 2.78x buy-outs

Pro-forma 1H04 2,094 9.0% FY 04 49,822

Actual 1H04 2,070 9.1% 3,264 disposals, minority asset less Orange Romania, ***Net Debt end of the period / (GOM 2H04 + GOM 1H05)

Euros in millions CAPEX * As a        % of revenues Organic Cash Flow ** Net Debt as reported Net Debt /G.O.M.*** On track to deliver 2005 objectives and

Key figures (2) * See glossary, ** Cash Flow Equant

PF)

3.7m subscribers (+1.5m yoy) 1H market share of net adds: 48.6% 627k Livebox at the end of June (Livebox: 53.5% of broadband net adds in 1H05) 2.5 million customers at the end of June (+141% yoy) 89k Livebox 316k broadband customers in Europe, of which 182k for France 30.8 m Poland & ROW mobile customers (+32.7% yoy 52% net adds market share in Poland in 1H Personal ROW revenues up 16% 364k Business Everywhere end-users in 1H 05 +13% in services revenues

ADSL Broadband in France ADSL Broadband roll-out in Europe (excl. France) Mobile broadband Mobile Poland & Rest of the World Enterprise Success of broadband and new services

Strong operational momentum: commitments confirmed

11.0%

7.4% Directories

-4.4% -5.3% Enterprise

1Q05 -0.4% Home 2Q05/2Q04

-2.6%

8.6% Personal

Evolution of pro-forma revenues growth 5.2% 1Q05/1Q04

3.6%

1.0% Total Group As expected, 2Q 2005 is better than 1Q 2005

Acceleration in 2Q05 vs

Improvement of domestic fixed-line …

0.1% 2Q05/2Q04

Home France pro-forma Revenues -2.4% 1Q05/1Q04 Improvement in 2Q05

Number of total access lines stabilized (-0.19% yoy)

Full impact of subscription fees increase in 2Q (+EUR53m)

Strong success of unlimited offers and VoIP

Increase of access services revenues (PSTN Voice & Internet usage) 1H 05/ 1H 04 +31Mc and Orange UK …

-0,3% 2Q05/2Q04

Orange UK pro-forma Revenues -2,4% 1Q05/1Q04

Commercial momentum confirmed in the UK

Regain of momentum on contract customers confirmed: best 1H since 2001

First recovery signs on prepaid thanks to the success of the first new offers launched in March

Turnaround on track for Orange UK

51.3%

1H05

Opex 39.3%

49.5% commercial expenses*

1H04 PF 38.2%

in operating margins – 50.4% operating margin before operating margin*

1H04

Increase under control 38.6% Group gross Group gross * See glossary +1.1pt of Gross operating margin; +1.8 pt of Gross operating margin rate before commercial expenses on a pro forma basis

On track to deliver full year guidance

+5% Full year target +3%—pro-forma

Revenues 3.6% 1H 2005 : +2.3% 2Q 05

1Q 05

1%

5% 4% 3% 2% 1% 0%

GOM euros, up 6.2% (+5.1% pf) Bn Full year guidance: over c18.5 Bn c9.3

Capex to Sales 11.5% Full year guidance: upper range of 10-12%

Net Debt / GOM* 2.5x Full year guidance: below 2.5

/ (GOM 2H04 + GOM 1H05)

2H will benefit from 2Q momentum end of the period

Net Debt

*

Preparing NExT

Success of the offers launched in June Family Talk (placing rate beyond our initial target)

Converged offers

Increase of penetration rate : 7 million households More than 116 000 TV over DSL subscribers (+69% in 6 months)

Content

Livecom, …) to be launched in October Early success of new offers and services (Fun tones, “Liveservices”

Live Services

Customer facing IT&N Marketing and Innovation (“Innovation Everywhere”) Support functions

Transformation path

Key messages H1 revenues H1 financial and TOP figures Consolidated Figures NExT first step 2

Agenda 1 3 4 5

%PFH1 +9.5% -4.9% -1.5% +6.9%        %PFQ2 +11.0% -4.4% -0.4% +8.6%        %PFQ1 +7.4% -5.3% -2.6% +5.2% Directories Enterprise Home Personal eliminations

/ + 2.3% pro-forma 12,044 282 1 979 5 575 5 656 -1 447 2Q05 + 3.6% PF 11,630 254 2 070 5 596 5 206 -1 496 2Q04 PF

11,621 200 1 943 5 581 5 328 -1 432 1Q05 Q2 2005 better than Q1 2005 in all divisions

+ 1.0% PF

1H 05 Group Consolidated Revenues by segment c23,665m / + 4.5% actual Euros millions 11,509 186 2 053 5 728 5 065 -1 524 1Q04 PF

+6.7% +218k contract net adds +41.8% yoy + 16.0% pf revenues yoy

Key Messages

Sustained growth of pro-forma revenues Strong contract net adds in 1H05 First sign of recovery in prepaid Substantial growth of mobile customer base Strong momentum confirmed

Personal Revenues: 1H 05 France UK Poland ROW

172 2Q05 CTR* 169 1Q05

168 4Q04 Voice AUPU in mn of 2.6% pre

Voice AUPU 164 3Q04

161 2Q04 156 1Q04

+1.9% in 1H05, underlying growth *** 3G+Edge

429 184 Prepay

2Q05

587 of mobile broadband*** success with 182k customers at the ** See glossary -ARPU** (Euros) 182 Contract

421** 2Q04

593 500k video download / week

Personal France c4,739m / + 6.7% pro-forma / + 8.2% excluding CTR* +199k net adds in 1H 05, ahead of 1H 04 (+67k) Focus on high value customers: 344k contract net adds in 1H 05 Total ARPU up 1.9% at 429c Total churn and contract churn stabilised (below 11% for contract) Confirmation end of June • Strong total revenue growth for Orange France

* Call Termination Rate -

-2.6% 114 revenues

267 2Q05

CTR* 569 Prepay

ARPU** (l)

127 Contract

2Q04

274** 578 net additions repay, spend l10, get l5 free l569, underlying growth of 3.6% pre CTR* IFRS ARPU estimated

110 2Q05 (Prepay -

108 1Q05

77 4Q 04 ARPU at

84 3Q 04 for contract of new offers

38 2Q 04 **See glossary, Annual Rolling

51 1Q 04

Contract Net Adds 110 4Q 03

49 3Q 03 Early success launched in H1, Talk Now launched in June)

6 2Q 03 Turnaround on track for Orange UK

-

Personal UK c2,812m / -1.4% pro-forma / + 5.5% excluding 54 1Q 03 Best H1 since 2001 Progress on multi-quarter turnaround; signs of recovery in prepaid Market leading contract Customer investment in 1H05 targeted at high value customers Blended churn down to 24.6%            , contract churn 23.7% * Call Termination rate -

67,5% 33,5% 2Q05 end of

64,3% 32,6% 1Q05 market share

60,3% 32,2%

4Q04

55,2% 31,2%

3Q04

51,2% 31,1%

2Q04 penetration

48,6% 32,3%

Penetration rate & market share 1Q04 67.5% penetration rate at the

8,634 42% 58% 1H 2005

Contracts

+41.8%

Customer base* Prepay

6,090 48% 52% 1H 2004 Increase of Polish mobile market: customers well on track to deliver more than the guidance of over 9 million customers at the end of 05 52% overall net adds market share in Q205 (58% on contract) Dynamic revenue and customer growth K customers June Substantial increase of customer base (+41.8% yoy) at 8.6 million Increase of overall market share to 33.5% (vs 32.6% in Q105)

Personal Poland c741m / + 31.5% Actual / + 12.8% pro-forma * See glossary

417 Switzerland

+1.4% 411

306 pf)

+6.9% 286 Netherlands 1H 05

+28.2% 705 1H 04PF pro-forma) 550 Africa / Others revenues (+16.0% yoy

/ + 16.0% pro-forma Revenues* 261

Slovakia

+11.3% 235 RoW

705

+8.8% Belgium

648

+44.9% 388 Romania

Euro millions 268 Strong growth of Personal Dynamic growth of Romania revenues (+44.9% pf) 22.2m ROW mobile customers (+29.5% yoy All non Western European countries achieved double digit growth in total revenues in 1H05 Strong Revenue and Customer base growth

Personal ROW c2,782m / +10.5% Actual * See glossary

48.6% 888,000 customers +87% Broadband & +110% DSL customer growth yoy

Key messages of net

ADSL retail market share

Strong adds in 1H Strong increase in ADSL customer base (+229% yoy) Success of ADSL roll-out Outside Europe, steady +3% Fixed customer growth

Home Revenues: 1H 2005 France Poland ROW

% PF H1 -0.1% -1.2% -1.4%        % PF Q2 +3.8% -1.9% +0.3%        % PF Q1 -4.0% -0.6% -3.0% Other Services Carrier Services Consumer Serv.

4,421 636 1366 2419 2Q05 +0.1% PF 4,415 612 1392 2411 2Q04 PF

4,407 610 1,376 2,422 1Q05

2.4% PF Stabilization confirmed

- 4,515 635 1,383 2,497

Home France c8,828m / -1.4% actual / -1.1% pro-forma Euro millions 1Q04 PF

+6.7%** -3.4%** +1.9%**

26.8 4,3 10,1 12,4 End of June 05 On-line & Internet Services

+0.5% +2.4%** -3.2%** +0.5%**

26.7 4,0 10,5 12,2 End of march 05 Calling services vs 1Q

-0.7%

26.9 3,9 10,8 12,1 End of Dec 2004 Subscription fees Increase of 2Q ARPU

Home France: Consumer Services ARPU* Euro * See glossary; ** quarter on quarter sequential

9,8 2Q05 the end of

9,5 1Q05

Number of 9,2 4Q04

8,8 3Q04

access related services (in millions) 8,4 2Q04

27,2 2Q05

Subscription fees Revenues: +4% pf in 1H05 27,4 1Q05

(in millions) 27,5 4Q04

Number of lines* 27,4 3Q04 Impact of full unbundling (240k full retail LLU at the end of June 2005) Full impact of subscription fees increase in 2Q

27,5 2Q04

Home France: Consumer Service - Stabilisation of total number of lines.—Increase of monthly rental impact: + EUR70m in H1 2005 (EUR17m in 1Q and EUR 53m in 2Q) Success of access related services confirmed with 9.8 million at June 05 (+16% yoy) * Excluding full unbundled lines

326 2Q05 in 1H05 245 1Q 05 150 4Q 04

France Telecom VoIP customers (000) 32 3Q 04

Local 70,1% 57,9% LD 2Q05

Calling Services revenues: -13.3% pf 70,9% 58,1% 1Q05

Voice Market Share (PSTN) 73,3% 59,4% 4Q04

73,8% 60,3% 3Q04 Unlimited offers increase usage and contribute to maintain the market share Positive impact of new offers on market shares

73,9% 58,8%

Home France Consumer Services - Consumer - 2Q04 Slowdown of market losses thanks to the success confirmed for abundance offers:—43.5% of customers with PSTN or VoIP contracts, + 9.6 pts yoy; +1.1 pt Q2/Q1 2005 Negative impact of fixed to mobile cuts (3% impact on total calling services revenues)

7.8 2,3 1,8 3,7 2Q05 Unbundling

% pf in 1H05 7.2 2,0 1,8 3,4 1Q05

6.3 1,6 1,8 2,9 4Q04 Other Lines

Number of ADSL lines* (in m) 5.3 1,0 1,7 2,5 3Q04 FT Consumer

4.7 0,7 1,7 2,2 2Q04

net adds* 46,9% 48,1% 2Q05

On Line Services revenues: +18.9 46,8% 49% 1Q05 Market Share

- 46,5%

43,7% 4Q04

47,2% 41,7% 3Q04 Net adds MS Improvement of Extense offers competitivity Success of new offers and services Benefit from content strategy (Livebox Music, partnership with Warner, …) 53.5% of broadband net adds in 1H05 France Telecom momentum on retail ADSL confirmed

ADSL market share and 47,8% 35% 2Q04 Strong retail ADSL market share of conquest confirmed in 2Q05—- - 627k livebox rented at the end of June (+51% vs Q105) -

Home France Consumer Services * See glossary

2,742 1H05

-132 Other Revenues

Others impact on Other Carrier

–1.2% pro-forma -56 Fixed to Mobile

Carrier services +31 Services to Operators

Domestic

+123 Domestic Interconnection & Unbundling & IP ADSL unbundling, IP ADSL access & Data services in Domestic

Euro million 2,776 1H04PF Growth in Carrier Services offset by volume and price Services Increase of unbundling revenues Home France Carrier Services: c2,742M / -1.0% actual in favour of mobile thanks to New Tariff Plans as of the

Negative impact of fixed to mobile substitution due to unlimited offers on mobile Slight decrease of Fixed line market share offset by an increase in Fixed ARPU (more than 2.4m customers beginning of July ‘05) Strong increase in ADSL customer base (+229% yoy)

-7.3% pro-forma (million) 11,3 2Q05 888 2Q05

11,3 1Q05 (000s)

793 1Q05

11,4 4Q04

631 4Q04

11,3 3Q04

11,4 2Q04 ADSL customers* 453 3Q 04

Home Poland c1,560m / +7.5% actual, Number of Fixed Lines 11,3 1Q04 270 2Q 04 Improvement of Home revenues due to strong ADSL growth

* See glossary

8.5

* (in euros) 7.8 Netherlands 1H05 + VoIP product

ARPUs 12.6 Spain** 10.2

1H04

European 12.0

UK**

Overall 10.1 + Broadband) subscribers

483

401 Netherlands

1H 05

526 Spain

235 1H 04 ARPU, ** internet (Narrowband

769

UK rolling

Home ROW c837M / +4.8% actual / +6.1% pro-forma European Broadband customers (000s) 316 Total ROW Broadband customers up 87% yoy and total ROW DSL customers up 110% yoy 89K livebox sold or rented in Home ROW at the end of June 05 Deployment of LLU in all countries In Spain, success of Dual-play offers confirmed, 2Mgb offers launched in May In the UK, strong increase of ADSL base, new innovative Internet (Wireless&Talk), unbundled deployment started Outside Europe, steady +3% Fixed customer growth Strong success of European broadband roll-out

* Annual

+66% of IP-VPN access yoy + 13% in Services Revenues yoy Key messages IP VPN due to IP VPN solution contract, including voice of data services (MPLS, IP sec) of Business Everywhere to business applications to help manage technological Emerging VoIP and IP Telephony potentially leveraging mobile access of demand towards Services management becoming increasingly critical Increased customers demand IP Telephony Standardization Rapid deployment of DSL access connecting small sites to VPN networks Security migration and overall complexity

Continued migration towards DSL and voice and data networks transformation—- - Continued development pushing Evolution—- AIRBUS: 5 year messaging, contact centers, business process management for 30k extensions in France & 10k extensions in the UK

Enterprise Revenues: 1H 2005

%1H PF +2.4% -10.5% -2.9% -8.8%        %2Q PF +3.8% -11.1% -1.8% -9.4%

%1Q PF +0.9% -9.9% -3.9% -8.2% Progressive

Global Services Oth Bus. Serv. In France Business Networks in France Fixed line Tel in France Eliminations

1,979 597 135 680 685 -119 2Q05 -4.4% PF 2,070 575 152 693 757 -106 2Q04 PF

1,943 542 131 677 705 -111 1Q05

-5.3% PF

millions 2,053 537 146 704 768 -102 1Q04 PF Continued voice decline as expected -Enterprise revenues c3,922m / -6.0% actual / -4.9% pro-forma Euro technological shift of data business

Enterprise
On-going transformation of the business model

Access growth in volume – France 2Q05/2Q04 (EoP)


28% yoy
22% yoy
91% yoy
3Q 4Q 1Q 2Q
BEW End users
3Q 4Q 1Q 2Q
Oléane access
3Q 4Q 1Q 2Q
IPVPN access (excl. Oléane)

Total Enterprise Services Revenues (million euros)


356
+13%
404
1H04PF
1H05

Migration towards DSL support in France (EoP)


58%
42%
41%
59%
2Q 2004
2Q 2005
DSL
LL

Outsourcing revenues +25%
1H 05 vs 1H 04 PF

STMicroelectronics: signature of a multi-year, $100 million +, outsourcing contract, including data, fixed & mobile voice and service management for over 100 sites in 34 countries

➔ Technological shift and transformation towards more value added services

32

Directories Revenues

€482M / 11.2% actual / +9.5% pro-forma

PagesJaunes.fr audience (m of pages viewed)*



+38%
34,6
47,7
June 04
June 05

Number of on-line advertisers (000s) – PagesJaunes.fr



+14.7%
286,5
328,7
June 2004
June 2005

- **2005 Revenue guidance between 5% and 7% growth confirmed**
- **Implementation of satellite photos on pagesjaunes.fr in June**
- **Gratuity of pagesjaunes.fr service on mobile phones as from May**
- **PagesJaunes.fr is now ranked n°6* most viewed internet site in France vs n°7 previously**

➔ Revenue growth at the upper range of full year guidance

**Source: Nielsen NetRatings*

33

Key messages H1 revenues H105 financial and TOP figures Consolidated figures NExT first step 3

1 2 4 5

Agenda

Proforma% chg +2.3% +1.2% +3.2% -0.9% +5.1%

Actual        %change +4.5% +5.4% +7.7% -0.9% +6.2%

1H05 23,665 9,876 41.7% 9,326 39.4% 4,489 19.0% 9,300 39.3% 1H04Pro-forma 23,139 9,762 42.2% 9,034 39.0% 4,530 19.6% 8,847 38.2% 1H04actual 22,655 9,372 41.4% 8,657 38.2% 4,528 20.0% 8,755 38.6% revenues Of which external purchases revenues revenues

From Revenues to Gross operating margin Euros in millions Revenues Non labour costs as a        % of as a        % of Labour costs as a        % of Gross Operating Margin as a        % of revenues Balance between growth and profitability confirmed

• 36

• 59,7% H105 48,2%

• 37,7% expenses 42,1% H105 expenses

• 59,2% PF pre-commercial 44,6% PF pre-commercial reductions

• Personal 37,3% H104 GOM Directories 37,7% H104 GOM

• Directories costs by

• 61,6% H104 GOM 45,3% and

• 38,4% H104 GOM

• segment 38,8% Personal offset partially

• by 39,7% 33,9%

• 35,6% H105 expenses 25,1% H105 expenses Home,

• rate for decrease

• PF

• 37,3% PF pre-commercial 34,5% pre-commercial

• Home 33,2% H104 Enterprise 26,3% H104

• G.O.M GOM GOM improvement revenue

• 36,8% 35,2% H104

• 32,7% H104 GOM 26,2% GOM Margin Enterprise

•

59.2%

5

61,0% H10

* H105 &,H104PF : 33.6%, 41.2%

27,2%

56.8% PF

59,9% 4

H10

Personal UK * H104 PF GOM pre-commercial expenses Personal ROW 37.8%

31,1% GOM pre-commercial expenses

59,9% GOM 55.8% 4 GOM

H104 H10

* 36.6%

31,1% * GOM before Management and brand fees H104 H105 : 29.4%

63.6%

57,2% H105 41,0% H105 39.2%

57,5% H104 PF 68.6%

40,8% GOM pre-commercial expenses H104 PF

Personal France Personal Poland 34.9% GOM pre-commercial expenses

63,8% H104

45,5% GOM 68.4%

1H 05 G.O.M rate Personal H104 GOM Continued robust margins in all markets

34.5%

4.0% -8,309 -0.9%

- + 0.7% + 2.4% -3.6% yoy pro forma -4.1% yoy -3.6% yoy pro forma -3.7% yoy pro forma -3.5% yoy pro forma trends: Volume effect: Headcounts, FTE Mix effect: Price effect: Total effect: Headcounts (end of period) FT SA: France: International:

-0.9% 4,489 1H05 200,197 105,479 1H05 International

Labour costs Labour costs*, m euros 4,530 1H04 PF Headcounts, end of period 207,617 109,447 1H04 PF French Subsidiaries

4,528 1H04 208,803 108,968 1H04

1H05: FTSA Ongoing control of labour costs glossary

* See

commercial expenses account for 33.5% to Personal UK from 30.9% in 1H04 pro forma to

- 29% of total non labour costs Other non labour costs in        % of 29.7% Focus on growth: 79% of commercial expenses relates revenues:— to Personal and

12.0%

2,836 1H05 % of sales -1.5% 7,039 1H05

purchases 2,618 1H04 PF 7,144 1H04 PF Non labour costs External commercial expenses*, m euros 11.3% commercial expenses Other non labour costs, m euros

2,660 1H04 6,711 1H04 Ongoing improvement of productivity and efficiency in non labour costs glossary

1H05: * See

1H05/1H04 pro forma +29.6% +30.0% -2.9% +25.6%

1H05 actual 2,713 11.5% 809 96 559

CAPEX* by key item 1H04 pro forma 2,094 9.0% 623 99 445

CAPEX analysis (1) 3G and radio 2H 05 will benefit from a better phasing than in 2004 –

Euros in millions Total Group CAPEX        % of revenues o/w 2G—access network o/w ADSL o/w IT

1H05: Full year guidance maintained * See glossary

in to that of 2Q04 vs Personal of Edge Acceleration of deployment ADSL and LLU

Capex phasing in 2Q05 vs 1Q05 similar 1Q04 High capex spending for • network: France, strong capex growth at Orange International • businesses where revenues growth is higher

1,556 12,9% 2Q05

+ 399 1,157

of group Capex, m euros 10,0% 1Q05

CAPEX analysis (2) 1,186 10,4% 2Q04

Evolution + 302 Capex as        % of revenues

884 7,9% 1Q04 Strong focus on broadband and mobiles

1H05: Actual figures

Key messages H1 revenues H1 financial and TOP figures Consolidated figures NExT first step 4

Agenda 1 2 3 5

36.1% 9.3% ns -

Proforma% chg +5.1% + 54.7% -ns

% +6.2% 36.9% 11.9% change +55.0%—- +49.9%

34 0 40 1H05 9,300 -166—3,462 -196 1,171 -174 6,479 -

1H04 8,755 -107 -55 3,932 -534 90 131 -39 13 4,322 -

Euros in millions Gross Operating Margin Employee Profit Sharing Share-based payment Amortization Impairment of goodwill Impairment of assets Disposal of assets Restructuring costs Associates Operating Income Impact of disposals

From Gross Operating Margin to Operating Income

1H05 6,479 -1,827 -1,018 3,634 -271 3,363

1H04 4,322 -2,027 -1,138 1,157 -115 1,042

Operating Income Total Financial Charges, net Income taxes Net result Minority Interests Net Result Group Share Decrease in financial charges

From Operating income to net income Euros in millions

-9 475 448 166 852 81 -116

1H05 9,300 1,447 - -—- 5,868

-

16 166 405 181 -99

- 107

- - - -215

1H04 8,755 1,696 - 5,870

-

GOM (others)

payables) Change in Working Capital requirement Impact of 2003 and 2004 TDIRA interest charges payment

Gross Operating Margin Interest Expense, net* Cancellation of Forex impact included in Income Taxes Early Retirement Plan Employee Profit Sharing Others ow restructuring costs & TDIRA Change in Working Capital requirement (inventories + receivables - Net Cash provided by operating activities

1H05 financing: From GOM to Net cash provided by operating activities Euros in millions *Net Financial charges excluding TDIRA, discounting, disposal/provision on financial assets and foreign exchange (gain/loss)

2,959 0 999 350 472

1H05 5,868 2,423 1,916 - 2,565 1,324 3,567

- + 1,529 2,915 -1,184

-

2,578 + 18 988 0 981 25

1H04 5,870 3,387 1,477 2,276 3,264 -

- 3,264

- -

(A+B-C+D)

Net Cash provided by operating activities Net cash used for investing activities ow Capex ow Disposals of financial investments Impact of investment in short term marketable securities Minorities buy out Tele Invest acquisition (“Kulczyk Put”) (**) Change in scope of consolidation, capital Increase, Put has been accounted for as debt repayment

- - - - - : See glossary : “Kulczyck

Financing in 1H05 Euros in millions A—B C D Free Cash Flow* excl. disposals E - Cash Flow excl. disposals & minorities (A+B-C+D+E) F Cash Flow, excl. disposals & minorities, after payment of “Kulczyk Put”(A+B-C+D+E+F) Gexchange rates, new accounting standards & others ow dividends paid to FT shareholdersow carryback = Decrease in net Debt (A+B+D+F+G) (*) (**)

Key messages H1 revenues H1 financial and TOP figures Consolidated figures NExT first step 5

Agenda 1 2 3 4

Business Talk Launch in June 2005 Darty and SFCI as first reference Preparing NExT Family Talk Rapid success of the first fixed- mobile converged offer launched in France (Placing rate beyond our initial objective)

on

(partnership with Disney Internet

116k subscribers at the end of June (+69% in 6 months) 7 million eligible main lines at the end of June Strong success of multiplay Enriched offer with blockbusters from Warner Bros studios Already more than 1 000 hours of programs available MaLigne tv Launch of “Toontown” Group) Partnership with Warner Music Music Everywhere roll out through mobile and internet access in France and abroad by the end of the year

NExT

Preparing Content MaLigne TV VOD On line games Music

Preparing NExT "Liveservices"

Connecting home multimedia equipment up to broadband through the Livebox

Livephone	▪ WirelessTelephony over IP ▪ Direct access to broadband services (email alerts, contact lists synchronization, weather information, traffic information; ...), even PC closed. ▪ €99.99 incl. VAT at launch
Livemusic	▪ Access to Internet radio or MP3 files saved on your computer on your stereo or home cinema ▪ Available at €129 incl. VAT
Photo transfer	▪ Send photos taken with a Bluetooth mobile phone directly to "Wanadoo photoblog" (a personal space available to all Wanadoo subscribers at wanadoo.fr for managing and sharing their photos)
Live Electronic Surveillance	▪ Detect attempted break-ins and alert the client and the surveillance center. In conjunction with EPS, the leading electronic surveillance operator in France for the residential market., from €19.90 incl.VAT /mth.

➔Leverage the success of the Livebox with the launch of innovative services in October

50

NExT has already started to deliver Transformation process (1)

	Description & Objectives	Achievements to date
Innovation & Marketing	**"Innovation Everywhere"** ➔ Set up a new exploration process, customer oriented for products & services ➔ Define & measure Time to Market performance to improve it ➔ Foster innovation business culture --- ➔ Define FT Group roadmap for convergent products and services ➔ Define FT Group branding architecture scenarios ➔ Define FT Group segmentation for Personal, Home and Enterprise	➔ Exploration submission process fully operational (45 submissions received) ➔ 300 people involved ➔ Roadmap for 10 additional convergent services defined at country level ➔ Launch of Orange branding activities for Enterprise, Personal and multi-services ➔ Home segmentation fully implemented in France ➔ Field work for Enterprise segmentation completed ➔ Integrated Loyalty program defined
Customer Facing	➔ Mutualisation of clients call center services ➔ Finalize densification plan ➔ Offers of Home and Content products in competitive distribution network ➔ Integrated Core CRM ➔ Develop revenues of automatic channels	➔ Unified Home assistance services in test ➔ New shop concept implementation ➔ Beginning of commercial Home offers in Darty, Boulanger and Mobistore ➔ International CRM assessment done ➔ Identification and implementation of some quickwins to develop revenues of automatic channels

51

• 52

• and France all UK in to functions support the track to in date rolled-out on of to organisation bulk specific project Centers management implementation the governance France for plan Chain Data launched lean in of action of matrix-type Poland Supply Achievements action platforms Nomadism of functions an in a of organisation of of Opex Services Consolidation Launch Extension Target Launch Poland IT Continuation implementation support Launch functions in with job all organisation, of

• Description Objectives target professionalism &

• utilisation a

• Define Enhance lines

• deliver to (2) started CRM and

• process for investments applications platforms centers already convergent Service network responsibilities service activities has IT Common Optimise group shared local -—-

• Support Functions

• NExT Transformation IT Network

A strong set of results Growth confirmed in everywhere in Europe Opex under control

Conclusion: Mobile Success of broadband Improvement of margins Strong increase in Net income, Group share Net debt reduction

- - -—- -

+3% to 5% Over 18.5 bn euros Upper range of 10% to 12% Below 2.5 end of 2005

Pro forma Revenue growth Gross Operating Margin CAPEX to sales Net debt to Gross Operating Margin

Fully on track to deliver 2005 guidance

• 54

• Internet 2005 June

• after end

• Broadband Fixed-line Mobile at million million million million Figures million 8.6 11.3 1.6 1.8 0.6 reinforced NETHERLANDS Mobile: Internet: POLAND Mobile: Fixed: Internet: million million million million million 2,9 0,5 5.4 Operator BELGIUM Mobile: Fixed: 21.4 33.7 : FRANCE Mobile: Fixed: Internet million million Line) million 1.4 of 9.7 0.6 : SPAIN Mobile: (Amena) Fixed: (pre-selected Internet million million

• European 14.5 2.2 Europe

• Integrated deal UK Mobile: Internet: Deployment

• Amena’s NExTin FT

France Telecom H1 2005 preliminary results H1 Definitive Results to be released on September, 30 2005

1H05 23 665 10 984 4 739 2 812 741 2 782 -90 11 156 8 828 4 841 2 742 1 245 1 560 837 -69 3 922 482 -2 879 1H04 PF 23 139 10 271 4 441 2 850 657 2 398 -75 11 324 8 931 4 908 2 776 1 247 1 682 789 -77 4 123 440 -3 020 1H04 22 655 9 930 4 029 2 903 564 2 516 -82 11 129 8 956 4 943 2 770 1 243 1 450 799 -77 4 175 433 -3 012 ow consumer services ow carrier services ow Other Home revenues in France revenues by segment Statutory figures EURm Total Group Total Personal Personal—France Personal—UK Personal—Poland Personal—Rest of World Eliminations Total Home Home—France Home—Poland Home—Rest of the World Eliminations Total Enterprise Directories Eliminations

1H05:

1H05 9 300 4 142 1 942 764 291 1 145 3 970 986 203 1H04 PF 8 847 3 833 1 813 885 229 905 3 764 1 084 166 1H04 8 755 3 852 1 833 904 194 919 3 643 1 094 166

G.O.M. by segment

Statutory figures EURm Total Group Total Personal Personal—France Personal—UK Personal—Poland Personal—Rest of World Total Home Total Enterprise Directories

1H05:

Glossary (1)

- **Contributive Consolidated Revenues**: consolidated revenues excluding intra-group transactions
- **Pro forma figures**: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period
- **Market Share of fixed line telephony in France**: calculation based on traffic on the network or interconnected to the network of France Telecom
- **ADSL activated lines** : All ADSL lines in service by end of period including unbundled lines : "Ma Ligne ADSL" lines sold directly to the subscriber whatever his ISP + "IP ADSL" (option 5) and "ADSL Connect ATM" (option 3) lines sold directly or through other telcos to all ISPs to be integrated into the packages (ADSL+IP connectivity) + "Turbo DSL" lines specifically dedicated to large business accounts for their data transmission services + "Ma ligne TV" lines (TV through ADSL) and MaLigne Visio (visiophony through ADSL) when sold without internet access.
- **Network Revenues for mobile services**: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.
- **Mobile ARPU**: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12 month period.

  Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Since January 1rst 2005, Orange France (mainland), as the other French mobile operators, exited from the Bill & Keep system. **The discontinuing use of the B&K system leads to an increase in Orange France 'revenues, that receives revenues** from other French mobile network operators for voice calls from their networks that terminate on Orange France's mainland network as in some other market, in particular the United Kingdom.
- **Internet ARPU**: **ARPU (Monthly Average Revenue Per User)**: calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
- **« HOME France Usage » ARPU** : **is calculated by dividing the average of the « Home Usage » monthly revenues, for the last twelve months period, by the weighted average customer base for the last twelve months period. The weighted average customer base, for the last twelve months period, is the average of the monthly average customer bases, which is calculated as the sum of the opening and closing customer bases for the month divided by two.**

58

Glossary (2)

- **Mobile AUPU:** Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of Orange Group's customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis

- **Churn,** the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Personal UK and Personal France in the following ways:

- For Personal UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

- For Personal France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

59

• 60 include of short in operating activities. investing marketable activities, in Wanadoo, not in buy-outs of share-based securitisation, cash reimbursed do used term of (net GOM costs. and to investing operating minority Orange, been costs prior in cash short by in in licences. labour sharing used net in investment buy-outs have and profit less cash provided CVR operating presented UMTS cash securities of investments account receivables, net cash minority Equant and income) into costs employee less activities, investment net less in purchases, GSM only. handsets level marketable take CVR.

• Labour operating include and operational group activities, term operating buy-outs: not of not account disposals, does investments Equant external costs). excluding (net expenses at short by of do advertising stocks, policy operating in into minority asset FCF less minus assets, costs net cash take impact (labour GOM payroll by provided & less of not payment. tangible in and cash Romania. disposals, Revenues operating purchasing does payment expenses and wages commissions, production) provided investment net disposals activities, Orange asset presented requirement: new FCF after share-based the a cash asset 1H04. (GOM): payroll to fixed of and less (3) and purchases, costs includes net investing and intangible : capital (excl. account disposals: impact margin of into disposals. in Equant Flow Romania, sharing external Labour Flow): asset excluding securities. not wages corresponds expenses working payables implementation Cash take asset used Cash Orange do and profit acquisitions Costs: and not less Flow) cash Wanadoo, CF: thus operating includes and Glossary (Free does excluding activities, securities. (Cash net marketable and

• Gross income) employee Capex: Opex: Labour payment, Commercial Operating operational Sourcing: FCF FCF FCF CF less Orange, term Organic Equant 2H04

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 28, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information